

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

November 15, 2007

By U.S. Mail and Facsimile

Mr. Surjit Singh Gill
President
Suraj Ventures Inc.
Rhema House
1032 Katkarwadi
Yari Road, Versove
Andheri (W) Mumbai, India 4000061

      Re: **Suraj Ventures, Inc.**
                Registration Statement on Form SB-2
                File No. 333-146791
                Filed October 18, 2007

Dear Mr. Gill:

        We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that several other registrants share a number of similarities with you and your operations. For example, you have filed a registration statement to register for resale shares purchased by several selling shareholders in an offshore transaction exempt under Regulation S. You own one gold mining claim that you

acquired for $5,000 located in India. You are currently in the exploration stage and have no revenues from operations. You have two officers and directors, neither of whom has any previous mining experience. They plan to devote 24 hours and 16 hours per month, respectively to your business. To date you have spent $5,000 on your mineral claim and $22,074 on administrative expenses. You estimate your offering expenses will be $21,331, of which legal fees and consulting fees constitute $17,500, and that you will also have an additional $2,500 of legal fees for the next twelve months. You are represented by the Daniel Eng, Esq. Other registrants with similar structures, business plans, management experience and legal counsel are Siga Resources, Inc. and Laural Resources, Inc.

With a view toward clarifying your disclosure, explain to us how these similarities came about. Based on publicly available disclosure, describe in each case what percentage of prior offerings by each company has been spent on mineral exploration. Also, describe for us how each of the promoters of Siga Resources and Laural Resources identified and caused each of the companies to acquire the property they own, including how the company became acquainted with the seller of the property. Identify the seller in each case. We may have additional comments.

Cover Page

2. Since there is no existing market for the common stock, the cover page must include a price, or price range, for the common stock to be sold by the selling shareholders. In addition, the cover page may include a statement that the shares will be sold at that price until they are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices. Delete any other language to the contrary.

Risk Factors

General, page 5

3. Please add a risk factor that discusses the risk to investors in regard to their ability to obtain and collect on judgments against you or your management due to the fact that your management, executive offices and property are all located in India.

Management

Background of officers and directors, page 24

4. In the biography for Jos D'Souza, and elsewhere throughout the prospectus, you refer to Jos D'Souza as both "Ms." and "Mr."   Please rectify this discrepancy throughout the prospectus.

Exhibits

Opinion of Counsel

5. Please confirm that the statement by Mr. Eng regarding the scope of his representation is accurate. In the alternative, please obtain and file a revised opinion in that regard.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Donna Levy at (202) 551-3292 or, in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Daniel Eng, Esq. (via facsimile)
        D. Levy